Contact

www.linkedin.com/in/raven-
johnson-b0a7232 (LinkedIn)
www.bbb.org/dallas/business-
reviews/mortgage-bankers/
highlands-residential-mortgage-in-
rockwall-tx-90025245 (Company)

Top Skills

System Administration

Team Leadership

Technical Leadership

Certifications

TX Residential Mortgage Loan
Originator

Raven Johnson

VP-Business Systems | Encompass, Sisense BI, All Things FinTech |
Help Define and Improve Business Systems and Processes Through
Data/Tech
Austin, Texas, United States

Summary

With over 20 years in diverse roles in the mortgage industry, I found
my calling halfway through in fintech. I apply the knowledge from
the variety of roles to defining company processes and goals and
use data and technology to create efficiencies and improvements
wherever they can be found. I work with any system or platform
that is used in the mortgage manufacturing process, and I never get
comfortable with the status quo.

- Completed many companywide system rollouts including, but not
limited to, Encompass, Floify POS, Blend POS, SimpleNexus POS,
help desks, business intelligence, etc.
- Built business intelligence data from the ground up now used daily
for departmental efficiencies, transparency, and self-serve analytics
- Collaborated to create and maintain many custom workflows for
products such as temporary buydowns, non-QM, HELOCs, lot loans,
and construction products
- Always researching and learning to stay on the cutting edge

Let's connect and network to share thoughts and ideas!

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Experience

Legacy Mutual Mortgage
8 years 10 months

Vice President - Business Systems
December 2021 - Present (2 years)

Business Systems Manager
January 2019 - December 2021 (3 years)
Austin, TX

Project Manager

October 2015 - January 2019 (3 years 4 months)
Austin, Texas Area

Regional Operations Manager & Mortgage Originator
February 2015 - November 2015 (10 months)
Austin, TX

SecurityNational Mortgage Company #3116
3 years 9 months

Branch Operations Manager & Mortgage Originator
August 2014 - February 2015 (7 months)
Austin, TX

Regional Processing Manager, Residential Mortgage Loan Originator
June 2011 - July 2014 (3 years 2 months)
Austin, TX

Manage 40 mortgage processors across several states

Train all new employees and maintain training for all existing employees

Work with Operations Manager, Closing Manager, and Underwriting Manager
to constantly improve and streamline operations functions and the mortgage
process

Maintain overflow processing from all outer branches into the corporate
processing center

Create and implement training materials, operations materials, reports,
procedures, requirements

Act as a liaison between underwriting and processing to clarify and streamline
loan conditions and requirements

Report all branch volume, fluctuation, and anomalies weekly to upper
management

Coordinate rushes, exceptions, special needs

Originate loans marketed directly from various sources

Constantly research loan programs to familiarize myself with financing
options and to provide the best customer service based on need and the best
guideline knowledge to myself and my team

Perform financial calculations to qualify loan borrowers

Prepare and process all loans originated by myself and anyone else in the
company that needs help

Handle post-closing pends, suspenses, and secondary market needs

Highlands Residential Mortgage, Ltd.
Residential Mortgage Loan Originator, Mortgage Loan Processor

October 2009 - June 2011 (1 year 9 months)
Austin, TX

Originate loans marketed directly from various sources
Constantly research loan programs to familiarize myself with financing options
and to provide the best customer service based on need
Perform financial calculations to qualify loan borrowers
Prepare and process all loans originated by myself and a team of 6 other loan
originators
Close and fund all loans originated by my team of loan originators
For a year, was the Austin branch closer and funder for approximately 30 loan
originators
Handle post-closing pends and secondary market needs

Alethes LLC dba Key Mortgage
Loan Officer, Mortgage Loan Processor
May 2002 - October 2009 (7 years 6 months)
Austin, TX

Originated loans marketed directly from various sources
Constantly researched loan programs to familiarize myself with financing
options and to provide the best customer service based on need
Performed financial calculations to qualify loan borrowers
Processed all loans originated by myself and a team of 3 other loan originators
Handled post-closing pends and secondary market needs
Handled all office functions of our branch including system administration and
compliance

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